Interim Consolidated Financial Statements

Cumberland Resources Ltd.

June 30, 2006

Cumberland Resources Ltd.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Canadian dollars)

	June 30 2006	December 31 2005
	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	29,566,812	16,493,481
Short term investments	—	11,419,988
Accounts receivable	260,420	450,897
Prepaid expenses and other	700,968	411,005
Total current assets	30,528,200	28,775,371

Mineral property interests	8,305,650	8,289,214
Capital assets, net [note 4]	6,221,682	5,777,706
Reclamation deposit [note 11[b]]	630,000	630,000
Investment in public company [note 2]	302,922	—
	45,988,454	43,472,291

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,310,044	1,122,700
Current portion of capital leases	—	197,088
Total current liabilities	2,310,044	1,319,788

Accrued site closure costs [note 5]	496,303	475,603
Commitments and contingencies [note 11]

Shareholders’ equity
Share capital [note 7[a]]	119,040,382	112,565,733
Contributed surplus [note 7[d]]	6,164,532	4,535,091
Accumulated other comprehensive income [note 7[e]]	302,922	—
Deficit	(82,325,729)	(75,423,924)
Total shareholders’ equity	43,182,107	41,676,900
	45,988,454	43,472,291

See accompanying notes to consolidated financial statements

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

 (Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	$	$	$	$

REVENUE
Option receipts [note 9]	—	—	1,500,000	500,000
Interest revenue	301,646	222,252	525,447	439,062
Gain on investments in public companies [note 10]	—	136,205	—	779,855
	301,646	358,457	2,025,447	1,718,917

EXPENSES
Exploration and development costs [note 6]	3,367,618	2,572,390	4,977,357	3,676,007
Employee compensation	193,127	169,514	405,210	340,779
Stock-based compensation [note 7[b]]	1,910,887	939,518	1,943,949	1,031,805
Public and investor relations	154,702	147,559	283,879	219,033
Office and miscellaneous	111,544	116,824	256,826	221,145
Legal, audit and accounting	99,727	67,553	180,803	119,538
Other fees and taxes	54,862	32,403	142,850	92,916
Project financing [note 8]	123,568	11,190	484,707	11,190
Insurance	70,686	117,824	150,560	236,931
Depreciation and amortization	13,566	13,460	26,044	26,920
Accrued site closure costs – accretion expense	10,461	9,778	20,700	19,346
Interest expense on capital leases	2,818	12,982	7,907	28,334
	6,113,566	4,210,995	8,880,792	6,023,944
Net loss for the period	5,811,920	3,852,538	6,855,345	4,305,027

Deficit, beginning of period	76,467,349	66,184,376	75,423,924	65,731,887
Share issue costs [note 7[a]]	46,460	—	46,460	—
Deficit, end of period	82,325,729	70,036,914	82,325,729	70,036,914

Basic and Diluted loss per share	$0.10	$0.07	$0.12	$0.08

Weighted average number of shares outstanding	56,248,944	54,973,941	55,751,284	54,973,941

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

 (Canadian dollars)

Three months ended June 30, 2006		Six months ended June 30, 2006
	$	$

Net loss for the period	5,811,920	6,855,345

Other comprehensive loss (income):
Unrealized loss (gain) on available-for-sale investment [note 7[e]]	52,228	(73,119)

Comprehensive loss for the period	5,864,148	6,782,226

See accompanying notes to consolidated  financial statements

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	$	$	$	$

OPERATING ACTIVITES
Net loss for the period	(5,811,920)	(3,852,538)	(6,855,345)	(4,305,027)
Add (deduct) items not affecting cash:
Depreciation and amortization	13,566	13,460	26,044	26,920
Accrued site closure costs – accretion expense	10,461	9,778	20,700	19,346
Exploration related amortization	25,986	29,555	53,324	59,386
Gain on investments in public companies	-	(136,205)		(779,854)
Stock-based compensation	1,910,887	939,518	1,943,949	1,031,805
Project financing costs [note 7[c]]	-	-	271,343	-
Net changes in non-cash working capital items:
Accounts receivable	(132,391)	(264,399)	190,477	(27,954)
Prepaid expenses	176,631	180,521	(289,963)	(355,328)
Accounts payable and accrued liabilities	795,932	229,990	1,187,344	361,324
Cash used in operating activities	(3,010,848)	(2,850,320)	(3,452,127)	(3,969,382)

FINANCING ACTIVITIES
Issuance of common shares on exercise of stock options	486,700	-	888,800	-
Private placement of flow-through common shares [note 7[a]]	4,999,998	-	4,999,998	-
Share issue costs [note 7[a]]	(46,460)	-	(46,460)	-
Repayment of capital lease obligation	(107,182)	(88,344)	(197,088)	(174,236)
Cash provided by (used in) financing activities	5,333,056	(88,344)	5,645,250	(174,236)

INVESTING ACTIVITIES
Purchase of capital assets	(384,316)	(419,796)	(523,344)	(433,896)
Acquisition of mineral property interests	(16,436)	(39,645)	(16,436)	(39,645)
Short term investments	-	2,459,009	11,419,988	3,526,474
Proceeds on sale of investment in public companies	-	147,710	-	842,659
Cash provided by (used in) investing activities	(400,752)	2,147,278	10,880,208	3,895,592

Increase (decrease) in cash and cash equivalents during the period	1,921,456	(791,386)	13,073,331	(248,026)
Cash and cash equivalents, beginning of period	27,645,356	10,606,869	16,493,481	10,063,509
Cash and cash equivalents, end of period	29,566,812	9,815,483	29,566,812	9,815,483

Supplemental information:
Interest paid	2,818	12,982	7,907	28,334

See accompanying notes to consolidated financial statements

Cumberland Resources Ltd.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

June 30, 2006

1. BASIS OF PRESENTATION

The accompanying interim consolidated financial statements of Cumberland Resources Ltd. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

Except for the changes in accounting policies described in Note 2, these interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s annual consolidated financial statements for the year ended December 31, 2005 (the “Annual Financial Statements”).  The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for these interim periods are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2006.  The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2006 the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

The Company has classified its investment in a public company as available-for-sale and therefore carries it at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income.  These amounts will be reclassified from shareholders’ equity to net income when the investment is sold.  Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value.  This change in accounting policy resulted in a $229,803 increase in the carrying value of investments in public companies as at January 1, 2006, representing the cumulative unrealized gain at that time (see Note 7(e)).

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.  The components of accumulated other comprehensive income for the six month period ended June 30, 2006 are disclosed in Note 7(e).

Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company does not currently engage in any hedging activity and, as a result, the adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in banker's acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At June 30, 2006, these instruments were yielding a weighted average interest rate of 4.1% per annum (at December 31, 2005 – 3.0% per annum).

The cash equivalents are classified as held-to-maturity investments and are carried at amortized cost.  The fair market value of the cash equivalents approximates the carrying value at June 30, 2006.

4. CAPITAL ASSETS

Capital assets are comprised as follows:

	Cost	Accumulated amortization	Net book value June 30, 2006	Net book value Dec 31, 2005
	$	$	$	$

Exploration equipment	1,408,823	1,036,627	372,196	425,519
Computer equipment	262,921	215,836	47,085	68,611
Office equipment	139,099	117,504	21,595	1,757
Construction in progress	5,780,806	-	5,780,806	5,281,819
	7,591,649	1,369,967	6,221,682	5,777,706

5. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $496,303 at June 30, 2006 (December 31, 2005 - $475,603) based on the expected payments of $1,168,526 to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.  The liability for accrued site closure costs is comprised as follows:

$

Accrued site closure costs, December 31, 2005	475,603
Accrued site closure costs – accretion expense	20,700
Accrued site closure costs, June 30, 2006	496,303

6. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company related to its mineral property interests:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
	$	$	$	$

Meadowbank (100% interest):
Drilling	819,334	871,662	835,159	871,662
Transportation and freight	344,045	353,566	529,648	449,623
Contracts and personnel	314,435	289,171	486,249	437,054
Supplies and equipment	247,699	193,661	341,483	281,454
Other exploration costs	65,669	104,548	165,351	180,577
Environmental and permitting costs	907,582	445,423	1,466,908	824,849
Public relations – mine development	30,292	-	299,123	-
Engineering and feasibility	470,405	259,609	657,086	544,869
	3,199,461	2,517,640	4,781,007	3,590,088
Meliadine East (50% interest):
Exploration costs, net of recoveries	2,050	21,164	9,607	39,542

Other projects	166,107	33,586	186,743	46,377

Total exploration and development costs	3,367,618	2,572,390	4,977,357	3,676,007

7. SHARE CAPITAL

[a]

Common shares

As at June 30, 2006 and December 31, 2005, the Company has an unlimited number of authorized common shares with no par value.  The following is a summary of the common shares issued in the six month period ended June 30, 2006:

	Number of shares	Value
	#	$

Balance, December 31, 2005	55,144,441	112,565,733
Shares issued upon exercise of options	471,000	1,474,651
Issuance of common shares	833,333	4,999,998
Balance, June 30, 2006	56,448,774	119,040,382

On April 12, 2006, the Company closed a non-brokered private placement of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $4,999,998.  Share issue costs of $46,460 have been incurred for legal costs and filing fees related to this private placement.  The Company is committed to spend the proceeds from this flow-through private placement on qualifying Canadian exploration activities prior to December 31, 2007.  The Company will renounce the tax benefits arising from these exploration expenditures to the investors.

[b]

Stock options

At June 30, 2006 there are options outstanding to issue 4,571,750 shares of the Company [December 31, 2005 – 4,066,500].  The price of these options ranges from $1.40 to $4.90 and their expiry dates range from April 5, 2007 to May 13, 2013.

At the Company’s annual general meeting on June 22, 2006, the Company’s shareholders approved an amendment to the existing stock option plan to allow for the number of common shares reserved for issuance under the plan to be based on a rolling maximum of 10% of the Company’s outstanding common shares.  Based on the number of common shares outstanding at June 30, 2006, 5,644,877 common shares were reserved for issuance under the incentive share option plan at June 30, 2006.

The following table summarizes information about the share options outstanding and exercisable at June 30, 2006:

	Outstanding			Exercisable
Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining	Total # of shares	Weighted average exercise price

1.40 – 1.85	1,038,500	1.43	3.88	1,026,000	1.43
2.00 – 2.65	2,189,500	2.18	2.63	2,129,500	2.17
3.56 – 4.90	1,343,750	4.76	4.27	1,313,750	4.75
	4,571,750	2.77	3.39	4,469,250	2.76

Option activity for the six month period ended June 30, 2006 is as follows:

	Shares	Weighted average price
	#	$

Options outstanding, December 31, 2005	4,066,500	2.19
Exercised	(471,000)	1.89
Granted	976,250	4.75
Options outstanding, June 30, 2006	4,571,750	2.77

The stock options granted in the six month period ended June 30, 2006 had a weighted average fair value of $1.99 each (six months ended June 30, 2005 - $0.76 each).  The fair value of these stock options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate 4.54%; no dividends; volatility factor of the expected market price of the Company’s common shares of 57%; and an expected life of the options of 3.0 years.

The Company recognized stock compensation expense of $1,943,949 for the six month period ended June 30, 2006 (six months ended June 30, 2005 - $1,031,805) and $1,910,887 for the three month period ended June 30, 2006 (three months ended June 30, 2005 - $939,518) in accordance with the fair value based method of accounting for stock compensation, with the offsetting credit recorded as an increase in contributed surplus.

[c] Warrants

In March 2006 the Company issued an additional 125,000 warrants as consideration for pre-arranging advisory services provided by SG Corporate & Investment Banking (“SG CIB”) in connection with the debt financing for the Meadowbank project (see Note 8).  The warrants issued to SG CIB had a fair value of $271,343 at the date of grant and this amount has been expensed as project financing costs on the Company’s consolidated statement of loss and deficit.  This fair value was estimated using a Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4.12%; no dividends; volatility factor of the expected market price of the Company’s common shares of 59%; and an expected life of the warrants of 4 years

The following warrants are outstanding and exercisable at June 30, 2006:

Issue Date:	Common shares to be issued upon exercise of warrants	Exercise Price	Expiry Date

December 22, 2005	125,000	$2.48	December 22, 2009
March 31, 2006	125,000	$5.22	April 3, 2010

[d] Contributed surplus

Contributed surplus is comprised as follows:

$

Balance, December 31, 2005	4,535,091
Stock-based compensation expense (note 7(b))	1,943,949
Fair value of warrants issued (note 7(c))	271,343
Transfer to share capital for exercise of stock options	(585,851)
Balance, June 30, 2006	6,164,532

[e] Accumulated other comprehensive income

Accumulated other comprehensive income is comprised as follows:

$

Balance, December 31, 2005	-
Adjustment for cumulative unrealized gains on available-for-sale investment at January 1, 2006 (see note 2)	229,803
Unrealized gains on available-for-sale investment	73,119
Balance, June 30, 2006	302,922

8. PROJECT FINANCING

In March 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment and the Company’s ability to draw down under the facility are subject to certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.

During the three and six month periods ended June 30, 2006 the Company incurred project financing costs of $123,568 and $484,707 respectively, in connection with the debt financing for the Meadowbank project.  These costs primarily relate to pre-arranging advisory services performed by SG Corporate & Investment Banking (“SG CIB”) and loan documentation costs.  Project financing costs also include a non-cash expense of $271,343 for the fair value of warrants (see Note 7(c)) that were earned by SG CIB upon the receipt of the bank commitment described above.

9. OPTION RECEIPTS

In order to maintain its entire interest in the Meliadine West joint venture, the operator of the joint venture must make annual option payments to the Company on January 1st of each year prior to commercial production.  In January 2006, the Company received the scheduled option payment of $1,500,000 (2005 - $500,000).  Beginning in 2007, and for each year thereafter until commercial production is achieved, the $1,500,000 annual option payment is adjusted for the change in the Consumer Price Index.

10. GAIN ON SALE OF INVESTMENT IN PUBLIC COMPANY

During the three month period ended June 30, 2005 the Company sold 185,000 shares of Eurozinc Mining Corporation (“Eurozinc”) for net proceeds of $147,415, resulting in a gain of $136,315.  In the six months ended June 30, 2005 the Company sold 1,040,000 Eurozinc shares for net proceeds of $842,364 and a gain of $779,964.

11. COMMITMENTS AND CONTINGENCIES

a)

The Company has a contingent loan balance which totals $18,683,638 as at June 30, 2006 [December 31, 2005 - $17,216,767]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

b)

In connection with the flow-through financing completed in April 2006 (see Note 7(a)), the Company is required to spend a further $3.1 million on qualifying Canadian exploration expenditures prior to December 31, 2007.

c)

The Company has a $630,000 deposit at a financial institution that is serving as collateral for letters of credit that have been pledged in favour of the Kivalliq Inuit Association.  The deposit is bearing interest at market rates.  The deposit will be returned when the Company has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut (see Note 5).

d)

The Company has committed to use certain third party mobile equipment between 2006 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $3.3 million.

e)

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Five of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of June 30, 2006, the estimated contingent payment with respect to such bonuses is approximately $1.8 million, none of which has been accrued.

f)

The Company is committed to future minimum annual rent payments under operating lease agreements as follows:

$

2006 (remainder)	122,129
2007	170,781

12. SUBSEQUENT EVENT

Subsequent to June 30, 2006 the Company committed to purchase supplies and equipment, and also entered into cancellable contractual arrangements for services with respect to the Meadowbank project. As of August 11, 2006, no services had been performed under such arrangements and the Company believes that all of the purchased supplies and equipment could be resold. As of August 11, 2006, the Company estimates that the cost of cancelling these purchase commitments and terminating these contractual obligations, net of resale recoveries, would be in the range of $3 - 4 million.